Exhibit 99.4

Aeroméxico March 2026 Traffic Results

Mexico City, Mexico, April 8, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO) (“Aeroméxico”) reports its March 2026 operational results:

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Grupo Aeroméxico transported 1 million and 994 thousand passengers in March 2026, a 1.4% year-over-year decrease. International passengers decreased by 0.5%, while domestic passengers decreased by 1.9%.

•	Aeroméxico’s total capacity, measured in available seat miles (ASMs), increased by 1.0% year-over-year. International ASMs increased by 1.9%, while domestic capacity decreased by 1.1% year-over-year.

•	Demand, measured in passenger miles (RPMs), increased by 1.7% year-over-year. International demand increased by 3.1%, while domestic demand decreased by 1.4%, both figures compared to March 2025.

•	Aeroméxico’s March 2026 load factor was 83.3%, a 0.6 p.p. increase as compared to March 2025. International load factor increased by 1.0 p.p., and domestic load factor decreased by 0.2 p.p.

Andrés Conesa, Chief Executive Officer stated: “March traffic results reflect Aeroméxico’s business resilience following localized disruptions in February, which affected demand in some particular regions in Mexico, as well as in transborder markets from the United States. The year-over-year improvement in load factor underscores our swift response and disciplined capacity management, demonstrating the flexibility and adaptability of our operating model. In the current challenging environment, marked by heightened fuel price volatility driven by geopolitical developments, we remain focused on optimizing our network and revenue management strategies to protect profitability while maintaining strong operational efficiency”.

	March			Cumulative to March
	2026	2025	Var vs 2025	2026	2025	Var vs 2025
Passengers (itinerary + charter, thousands)
Domestic	1,334	1,359	-1.9%	3,792	3,910	-3.0%
International	660	664	-0.5%	1,999	1,967	1.6%
Total	1,994	2,023	-1.4%	5,791	5,877	-1.5%
ASMs (itinerary + charter, millions)
Domestic	904	914	-1.1%	2,596	2,670	-2.8%
International	2,095	2,056	1.9%	6,000	6,027	-0.4%
Total	2,999	2,970	1.0%	8,596	8,697	-1.2%
RPMs (itinerary + charter, millions)
Domestic	752	762	-1.4%	2,143	2,210	-3.0%
International	1,746	1,694	3.1%	5,112	4,948	3.3%
Total	2,497	2,456	1.7%	7,255	7,158	1.4%
Load Factor (itinerary, %)			p.p.			p.p.
Domestic	83.2%	83.3%	-0.2	82.6%	82.8%	-0.2
International	83.4%	82.4%	1.0	85.2%	82.1%	3.1
Total	83.3%	82.7%	0.6	84.4%	82.3%	2.1

Figures may not sum to total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:

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“RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

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“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

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“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

•	“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com

www.skyteam.com

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